

September 23, 2011

<u>Via E-mail</u>

Mr. Tom Gurnee, CFO
Xinyuan Real Estate Co., Ltd.
27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People's Republic of China

      Re: Xinyuan Real Estate Co., Ltd. File No. 1-33863
              Form 20-F for the Fiscal Year Ended December 31, 2010
              Filed April 20, 2011

Dear Mr. Gurnee:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ John Hartz, for

                            Terence O'Brien,
                             Accounting Branch Chief